As filed with the Securities and Exchange Commission on October 2, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ABIOMED, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	04-2743260
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

22 CHERRY HILL DRIVE

DANVERS, MASSACHUSETTS 01923

(978) 777-5410

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael R. Minogue

Chief Executive Officer and President

ABIOMED, Inc.

22 Cherry Hill Drive

Danvers, Massachusetts 01923

(978) 777-5410

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Boulevard

Boston, Massachusetts 02210

(617) 832-1000

Approximate date of commencement of proposed sale to the public:  From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be registered	Proposed maximum offering price per share		Proposed maximum aggregate offering price	Amount of registration fee
common stock, $.01 par value	7,500,000	$15.06	(1)	$112,950,000	$12,086

(1)	Calculated pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low prices of the common stock as reported by the NASDAQ Global Market on September 28, 2006.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to completion, dated October 2, 2006

PROSPECTUS

ABIOMED, Inc.

7,500,000 Shares of

Common Stock

By this prospectus, we may offer up to 7,500,000 shares of our common stock from time to time. We may offer the common stock to or through underwriters or dealers, through agents or directly to investors. We will provide a prospectus supplement each time we offer common stock. The prospectus supplement will inform you about the specific terms of an offering and may also supplement, update or change the information in this prospectus.

This prospectus may not be used to complete sales of common stock unless it is accompanied by a prospectus supplement.

Our common stock trades on the NASDAQ Global Market under the symbol “ABMD.” The last reported sale price of our common stock on the NASDAQ Global Market on September 28, 2006 was $15.09 per share.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Unless the context otherwise requires, all references to “ABIOMED,” “we,” “our,” “us” or “our company” in this prospectus refer to ABIOMED, Inc., a Delaware corporation and its subsidiaries.

The date of this prospectus is                     , 2006.

You should rely on the information contained in this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where their offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only at the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the front cover of this prospectus.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, and reference is made to the actual documents filed with the United States Securities and Exchange Commission, or SEC, for complete information. Copies of some of the documents referred to herein have been filed, will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

ABIOMED and ABIOCOR are trademarks of ABIOMED, Inc., and are registered in the U.S.A. and certain foreign countries. BVS is a trademark of ABIOMED, Inc. and is registered in the U.S.A. AB5000 is a trademark of ABIOMED, Inc. IMPELLA and RECOVER are trademarks of Abiomed Europe GmbH, a subsidiary of ABIOMED, Inc., and are registered in the U.S.A. and certain foreign countries. This prospectus may also include trademarks of companies other than ABIOMED.

SUMMARY

This summary is a brief discussion of material information contained in, or incorporated by reference into, this prospectus as further described below under “Where You Can Find More Information.” This summary does not contain all of the information that you should consider before investing in our common stock being offered by this prospectus. We urge you to read carefully this entire prospectus, the documents incorporated by reference into this prospectus and all applicable prospectus supplements relating to our common stock before making an investment decision.

About this Prospectus

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may sell up to 7,500,000 shares of common stock in one or more offerings on a delayed or continuous basis.

This prospectus provides a general description of the common stock we may offer. Each time we offer common stock, we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also supplement, update or change the information in this prospectus. In that event, the information in the prospectus supplement will supersede the information in this prospectus.

This prospectus and the applicable prospectus supplement will include all material information regarding an offering. This prospectus may not be used to complete sales of common stock unless it is accompanied by a prospectus supplement.

You should read this prospectus, the applicable prospectus supplement and the additional information described under the heading “Where You Can Find More Information” beginning on page 13.

About ABIOMED, Inc.

We are a leading provider of medical products and services in the area of circulatory care. Our strategy is centered around establishing “recovery” as the standard of care for acute patients. We have two products designed for heart recovery following acute events, the AB5000™ and BVS® 5000, both of which have been approved by the FDA. Our AB5000 Circulatory Support System is a heart assist product designed to provide enhanced patient mobility within and between medical centers, to facilitate patient ambulation and to provide enhanced features and ease of use for caregivers. The AB5000 console serves as a platform for ongoing and future blood pump product line enhancements expected to meet patient needs across a broader spectrum of temporary heart assist applications. Our AB5000 marketing efforts were initially focused on introducing the system in the largest cardiothoracic surgical centers through sales of consoles and blood pumps. It is our intention to seek expansion of the current approved indications for use of the AB5000 in order to allow support of expanded patient populations for longer periods of support.

The BVS and AB5000 systems each consist of single-use external blood pumps and cannulae and a reusable pneumatic drive and control console. Both are capable of assuming the full pumping function of a patient’s failing heart, and are designed to provide either univentricular or biventricular support. Both are currently approved by the FDA for temporary use while the patient’s heart is allowed to rest, heal and recover. The AB5000 console is capable of controlling both the BVS and the AB5000 blood pumps and ventricles and a patient can be switched from a BVS VAD to an AB5000 VAD without surgery due to the compatible design of the cannulae used with the products.

Our AbioCor is a battery-powered totally implantable replacement heart system, designed to operate without wires or any other material penetrating the patient’s skin. We applied for and have received initial FDA market approval for the AbioCor to treat a defined subset of irreversible end-stage heart failure patients under a Humanitarian Device Exemption (HDE). The FDA decision was completed after extensive review of the clinical testing of the AbioCor, beginning with clinical trials that started in 2001 under an Investigational Device Exemption. As a result of this approval, the AbioCor will be available to a limited patient population in the United States, with no more than 4,000 patients receiving the technology each year.

Through our Germany operations, we manufacture, sell and support our Impella products, which include the world’s smallest micro blood pumps. These high-performance, minimally invasive pumps feature integrated motors and sensors for use in interventional cardiology and heart surgery. Our Recover System pumps are designed to provide ventricle support for patients requiring hemodynamic stabilization, or suffering from reduced cardiac output and can potentially aid in recovering the hearts of patients suffering from acute myocardial infarction (AMI or Heart Attack). Currently several of the Impella Recover devices, including the 5.0 catheter-based circulatory support system, the 2.5 minimally invasive ventricular assist device, the LD left ventricular unloading catheter, and the RD right ventricular unloading catheter, have the CE mark and we market each of these devices throughout Europe. We intend to seek FDA approval to sell the Recover System blood pumps in the United States. We also intend to seek regulatory approval in other countries in order to address wider market opportunities for circulatory care.

In May 2006, we received FDA approval to commence our pilot clinical trial immediately in the United States for the Impella 2.5 ventricular assist device. The indication for use is as a left ventricular assist device providing support for up to five days during “high-risk” angioplasty. Angioplasty, performed in the catheterization lab, is the insertion of a catheter-guided balloon that is used to open a narrowed coronary artery. A stent (a wire-mesh tube that expands to hold the artery open) is usually placed at the narrowed section. An angioplasty is considered “high-risk” if the patient has poor cardiac function and the procedure is performed on an unprotected left main coronary artery lesion or the last patent coronary conduit. It is estimated that 5 to 10 percent of the approximately one million annual U.S. angioplasty cases are high-risk.

In June 2006, we received conditional FDA approval to commence immediately a pilot clinical trial in the United States for the Impella 5.0. This system is already available in Europe, where it has been used to treat more than 250 patients in need of cardiac support resulting from postcardiotomy cardiogenic shock, myocarditis, low cardiac output post-acute myocardial infarction, post-coronary intervention procedures, or as a bridge to other circulatory support devices, including our AB5000 and BVS 5000 Circulatory Support Systems.

We are a Delaware corporation, incorporated in 1981, with our principal executive offices located at 22 Cherry Hill Drive, Danvers, Massachusetts 01923. We commenced operations in 1981. Our telephone number is (978) 777-5410 and our web address is www.abiomed.com. We make available free of charge through the Investor section of our website, all reports filed with the Securities and Exchange Commission. We include our website address in this prospectus only as an inactive textual reference and do not intend it to be an active link to our website.

RISK FACTORS

Investing in our common stock involves a high degree of risk. In addition to the risks detailed below, please see the risk factors described under the heading “Risk Factors” in our annual report on Form 10-K for the fiscal year ended March 31, 2006, which is incorporated by reference in this prospectus.

Before making an investment decision, you should carefully consider these risks as well as the other information we include or incorporate by reference in this prospectus, including our consolidated financial statements and the related notes. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties of which we are unaware or that we currently deem immaterial may also adversely affect our business operations. If any of these risks materializes, the trading price of our common stock could fall and you might lose all or part of your investment.

This section includes or refers to forward-looking statements; you should read the explanation of the qualifications and limitations on such forward-looking statements discussed elsewhere in this prospectus.

Risks Related to a Common Stock Offering

Management has broad discretion over the use of proceeds of an offering pursuant to this prospectus and could apply the proceeds to uses that do not increase our market value or improve our operating results.

Management has broad discretion over the use of proceeds of an offering pursuant to this prospectus including the use of proceeds for making acquisitions of assets, businesses or securities, share repurchases, repayment of debt, capital expenditures, and for working capital. We have not reserved or allocated the net proceeds for any specific purpose and our management will have considerable discretion in applying the net proceeds. We may use the remaining net proceeds for purposes that do not result in any increase in our market value or improve our results of operations.

The market price of our common stock is volatile.

The market price of our common stock has fluctuated widely and may continue to do so. For example, from August 30, 2005 to August 30, 2006 the price of our stock ranged from a high of $14.62 per share to a low of $7.81 per share. Many factors could cause the market price of our common stock to rise and fall. Some of these factors are:

•	variations in our quarterly results of operations;

•	the status of regulatory approvals for our products;

•	the introduction of new products by us or our competitors;

•	acquisitions or strategic alliances involving us or our competitors;

•	changes in accounting principles;

•	changes in estimates of our performance or recommendations by securities analysts;

•	the hiring or departure of key personnel

•	future sales of shares of common stock in the public market; and

•	market conditions in the industry and the economy as a whole.

In addition, the stock market, at times, experiences significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. When the market price of a company’s stock drops significantly, stockholders often institute securities class action litigation against that company. Any litigation against us could cause us to incur substantial costs, divert the time and attention of our management and other resources, or otherwise harm our business.

The sale of material amounts of common stock could encourage short sales by third parties and depress the price of our common stock. As a result, you may lose part of your investment.

The downward pressure on our stock price caused by the sale of a significant number of shares of common stock pursuant to this prospectus could cause our stock price to decline, thus allowing short sellers of our stock an opportunity to take advantage of any decrease in the value of our stock. The presence of short sellers in our common stock may further depress the price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission, or SEC, encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus, and they may also be made a part of this prospectus by reference to other documents filed with the SEC, which is known as “incorporation by reference.”

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, the risks and uncertainties set forth in “Risk Factors,” beginning on page 3 of this prospectus, as well as those set forth in our other SEC filings incorporated by reference herein.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated by reference might not occur. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

HOW WE INTEND TO USE THE PROCEEDS

We intend to use the net proceeds from any sale of the securities for building our global distribution, investing in research and development to continue to broaden our portfolio of products across the clinical spectrum of circulatory care, and for general corporate purposes, including, without limitation, making acquisitions of assets, businesses, or securities, share repurchases, repayment of debt, capital expenditures, and for working capital. When particular securities are offered, the prospectus supplement relating thereto will set forth our intended use of the net proceeds we receive from the sale of the securities. Pending the application of the net proceeds, we intend to invest our net proceeds in short-term, investment-grade securities, interest-bearing securities, or guaranteed obligations of the United States or its agencies.

Based upon our historical and anticipated future growth and our financial needs, we may engage in additional financings of a character and amount that we determine as the need arises.

DESCRIPTION OF CAPITAL STOCK

By this prospectus, we may offer, from time to time, in one or more offerings, up to 7,500,000 shares of our common stock. Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share, of which 25,000 have been designated Series A Junior Participating Preferred Stock. The following summary description of our capital stock is qualified by reference to our restated certificate of incorporation and restated by-laws which are incorporated by reference into this prospectus. As of September 19, 2006, there were 26,692,319 shares of common stock and no shares of preferred stock issued and outstanding.

Common Stock

Holders of our common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of our stockholders. Subject to preferences that may be applicable to the holders of outstanding preferred stock, if any, the holders of common stock are entitled to receive whatever lawful dividends the board of directors may declare. In the event of a liquidation, dissolution, or winding up of our affairs, whether voluntary or involuntary, and subject to the rights of the holders of outstanding preferred stock, if any, the holders of common stock will be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders. Our common stock has no preemptive, redemption, conversion, or subscription rights. All outstanding shares of common stock are fully paid and non-assessable.

Class B Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by Delaware law, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of Class B preferred stock, in one or more series. Our board of directors is also authorized, subject to the limitations prescribed by Delaware law, to establish the number of shares to be included in each series and to fix the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of any series, including the dividend rights, dividend rates, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the number of shares constituting any series. Our board of directors is authorized to issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of common stock.

Series A Junior Participating Preferred Stock

As of September 19, 2006, we had no shares of preferred stock outstanding. As of September 19, 2006, 25,000 shares of our Series A junior participating preferred stock were reserved for issuance upon exercise of our preferred share purchase rights. For a description of the rights, designations and preferences of our Series A junior participating preferred stock and our preferred stock purchase rights see “The Rights Plan” below.

Anti-Takeover Effects of Provisions of our Restated Certificate of Incorporation and Restated By-Laws and Delaware Law

Delaware Anti-Takeover Law

Provisions of Delaware law and our restated certificate of incorporation and restated by-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

We must comply with Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to an interested stockholder. An “interested stockholder” includes a person who, together with affiliates and associates, owns, or did own within three years before the determination of interested stockholder status, 15% or more of the corporation’s voting stock. The existence of this provision generally will have an anti-takeover effect for transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management.

Classified Board of Directors

Our board of directors is divided into three classes designated as Class I, Class II and Class III, respectively. The term of one class of directors expires each year at our Annual Meeting of Stockholders. Each director also continues to serve as a director until his or her successor is duly elected and qualified. Designation of a classified board of directors is permitted under Section 141(d) of the General Corporation Law of the State of Delaware. Our restated certificate of incorporation and restated by-laws require us to have at least three directors but no more than 12. Each class shall consist, as nearly may be possible, of one third of the number of directors constituting the entire board of directors. The principal purposes for a classified board of directors are to promote continuity and stability in the Company’s leadership and policies and to encourage any persons who might wish to acquire the Company to negotiate with its management rather than to attempt to effect certain types of business combinations without the approval of management or of a substantial portion of the Company’s stockholders.

Undesignated Preferred Stock

The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

The Rights Plan

Summary of the Rights Plan

In August 1997, we adopted a rights plan. Under the rights plan, we distributed one preferred stock purchase right as a dividend on each outstanding share of our common stock. The rights will expire on August 13, 2007, unless they are redeemed or exchanged before that time. Each right entitles the holder to purchase one one-thousandth of a share of our Series A junior participating preferred stock at a purchase price of $90.00 per right, subject to adjustment.

If any person or group becomes the beneficial owner of 15% or more of the shares of our common stock, except in a tender or exchange offer for all shares at a fair price as determined by the outside members of the board of directors, each right not owned by the 15% stockholder will entitle its holder to purchase that number of shares of our common stock which equals the exercise price of the right divided by one-half of the market price of our common stock at the date of the occurrence of the event. In addition, if we are involved in a merger or other business combination transaction with another entity in which we are not the surviving corporation or in which our common stock is changed or converted, or if we sell or transfer 50% or more of our assets or earning power to another entity, each right will entitle its holder to purchase a number of shares of common stock of the other entity that equals the exercise price of the right divided by one-half of the market price of that common stock at the date of the occurrence of the event.

The rights will not be exercisable until:

•	ten days after the public announcement that a person or group has become an “acquiring person” by obtaining beneficial ownership of 15% or more of our outstanding common stock or, if earlier,

•	ten business days (or a later date determined by our board of directors before any person or group becomes an acquiring person) after a person or group begins, or announces an intention to begin, a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person.

We generally will be entitled to redeem the rights at $.001 per right at any time until the tenth business day following public announcement that a 15% stock position has been acquired and in specified other circumstances. The terms of our rights plan may be amended by our board of directors without the consent of the holders of our rights. After a person or group becomes an acquiring person, our board of directors may not amend the agreement in a way that adversely affects holders of our rights.

The purpose of the rights plan is to protect our stockholders from coercive or otherwise unfair takeover tactics. In general terms, our rights agreement works by imposing a significant penalty upon any person or group that acquires 15% or more of all of our outstanding common stock, without the approval of our board of directors. The rights have anti-takeover effects. The rights should not interfere with any merger or other business combination approved by the board, since we may redeem the rights at $.001 per right.

Please note that the above description is only a summary of our rights plan, is not complete, and should be read together with our entire rights agreement, which has been publicly filed as an exhibit to our Form 8-A filed with the SEC on August 25, 1997, and is incorporated herein by reference.

Our Series A Junior Participating Preferred Shares

Each one one-thousandth of a share of our Series A junior participating preferred stock, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments of $.01 per share, or an amount equal to the dividend paid on one share of our common stock, whichever is greater;

•	will entitle holders upon liquidation, dissolution or winding-up to receive, prior and in preference to the common stock and any additional junior ranking securities, an amount equal to the payment that would be made on one share of our common stock;

•	will have the same voting power as one share of our common stock; and

•	if shares of our common stock are exchanged via merger, consolidation or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of our common stock.

The value of one one-thousandth interest in a share of our Series A junior participating preferred stock purchasable upon exercise of each right should approximate the value of one share of our common stock.

Limitation of Liability

Our restated certificate of incorporation provides that no member of our board of directors shall be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation shall not eliminate or limit liability to the extent that the elimination or limitation of such liability is not permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended.

Our restated certificate of incorporation further provides for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. A principal effect of these provisions is to limit or eliminate in most situations the potential liability of our directors for monetary damages arising from breaches of their duty of care. These provisions may also shield directors from liability under federal and state securities laws.

Officers, directors or other persons controlling us may be entitled under these indemnification provisions to indemnification for liabilities arising under the Securities Act of 1933. We have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Stock Transfer Agent

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

PLAN OF DISTRIBUTION

We may sell the securities from time to time in one or more transactions:

•	to purchasers directly;

•	to underwriters and through underwriting syndicates for public offering and sale by them;

•	to and through agents;

•	through dealers; or

•	through a combination of any of the foregoing methods of sale.

We may also make direct sales through subscription rights distributed to our stockholders on a pro rata basis, which may or may not be transferable. In any distribution of subscription rights to stockholders, if all of the underlying common stock are not subscribed for, we may then sell the unsubscribed common stock directly to third parties or may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed common stock to third parties.

We may distribute the securities from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to such prevailing market prices; or

•	negotiated prices.

Any of the prices may represent a discount to prevailing market prices.

We may sell the securities directly to institutional investors or others. A prospectus supplement will describe the terms of any sale of the securities we are offering hereunder.

To Underwriters

The applicable prospectus supplement will name any underwriter involved in a sale of the securities. Underwriters may offer and sell common stock at a fixed price or prices, which may be changed, or from time to time at market prices or at negotiated prices. Underwriters may be deemed to have received compensation from us for sales of the securities in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent.

Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

Any underwritten offering may be on a best efforts or a firm commitment basis. If underwriters are used in the sale, the common stock acquired by the underwriters will be for their own account. The underwriters may resell the common stock in one or more transactions, including without limitation negotiated transactions, at a fixed public offering price or at a varying price determined at the time of sale. Unless otherwise provided in a prospectus supplement, the obligations of any underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all of the securities if any are purchased, which is known as a firm commitment offering. Any public offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time. We may grant to the underwriters options to purchase additional securities to cover over-allotments, if any, at the public offering price with additional underwriting discounts and commissions, as may be set forth in the applicable prospectus supplements. If we grant any over-allotment option, the terms will be set forth in the applicable prospectus supplement.

Until the distribution of the common stock is completed, rules of the SEC may limit the ability of any underwriters and selling group members to bid for and purchase the common stock. As an exception to these rules, underwriters are permitted to engage in some transactions that stabilize the price of the common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

If any underwriters create a short position in the common stock in an offering in which they sell more common stock than is set forth on the cover page of the applicable prospectus supplement, the underwriters may reduce that short position by purchasing the common stock in the open market.

The lead underwriters may also impose a penalty bid on other underwriters and selling group members participating in an offering. This means that if the lead underwriters purchase common stock in the open market to reduce the underwriters’ short position or to stabilize the price of the common stock, they may reclaim the amount of any selling concession from the underwriters and selling group members who sold those common stock as part of the offering.

In general, purchases of common stock for the purpose of stabilization or to reduce a short position could cause the price of the common stock to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the common stock to the extent that it were to discourage resales of the common stock before the distribution is completed.

We do not make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the common stock. In addition, we do not make any representation that underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice at any time.

Through Agents and Dealers

We will name any agent involved in a sale of the securities, as well as any commissions payable by us to such agent, in a prospectus supplement. Unless we indicate differently in the prospectus supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

If we utilize a dealer in the sale of the securities, we may sell the shares of our common stock to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

To comply with applicable state securities laws, the common stock offered by this prospectus will be sold, if necessary, in such jurisdictions only through registered or licensed brokers or dealers. In addition common stock may not be sold in some states unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Delayed Delivery Contracts

If we so specify in the applicable prospectus supplement, we will authorize underwriters, dealers, and agents to solicit offers by certain institutions to purchase the securities pursuant to contracts providing for payment and delivery on future dates. Such contracts will be subject to only those conditions set forth in the applicable prospectus supplement.

The underwriters, dealers, and agents will not be responsible for the validity or performance of the contracts. We will set forth in the prospectus supplement relating to the contracts the price to be paid for the securities, the commissions payable for solicitation of the contracts and the date in the future for delivery of the securities.

General Information

Underwriters, dealers, and agents participating in a sale of the securities may be deemed to be underwriters as defined in the Securities Act of 1933, as amended, or Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. We may have agreements with underwriters, dealers, and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, and to reimburse them for certain expenses.

Underwriters or agents and their associates may be customers of, engage in transactions with, or perform services for us or our affiliates in the ordinary course of business.

We may indemnify underwriters, dealers, or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act, and may agree to contribute to payments that these underwriters, dealers, or agents may be required to make.

Our common stock is listed and traded on the NASDAQ Global Market.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file annual reports, quarterly reports, current reports, proxy statements and other information with the SEC. You may read and copy any of our SEC filings at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public on the SEC’s web site at www.sec.gov.

Our principal internet address is www.abiomed.com. Information contained on our website is not incorporated by reference into this prospectus and, therefore, is not part of this prospectus or any accompanying prospectus supplement.

Information Incorporated by Reference

The SEC allows us to “incorporate by reference” information from some of our other SEC filings. This means that we can disclose information to you by referring you to those other filings, and the information incorporated by reference is considered to be part of this prospectus. In addition, some information that we file with the SEC after the date of this prospectus will automatically update, and in some cases supersede, the information contained or otherwise incorporated by reference in this prospectus. The following documents, which we filed with the Securities and Exchange Commission, are incorporated by reference in this registration statement:

(a)	Our annual report on Form 10-K for the fiscal year ended March 31, 2006 (as filed on June 14, 2006);

(b)	Our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2006 (as filed on August 9, 2006);

(c)	Our current report on Form 8-K/A dated May 10, 2005 (as filed on July 27, 2005);

(d)	Our current report on Form 8-K dated May 25, 2006 (as filed on May 25, 2006);

(e)	Our current report on Form 8-K dated May 30, 2006 (as filed on June 1, 2006);

(f)	Our current report on Form 8-K dated June 27, 2006 (as filed on June 28, 2006);

(g)	Our current report on Form 8-K dated September 5, 2006 (as filed on September 5, 2006);

(h)	Our current report on Form 8-K dated September 5, 2006 (as filed on September 8, 2006);

(i)	Portions of our proxy statement on Schedule 14A filed with the SEC on July 10, 2006 that have been incorporated by reference into our annual report on Form 10-K; and

(j)	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC under Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.

Also incorporated by reference into this prospectus are all documents that we may file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act either (1) after the initial filing of this prospectus and before the date the registration statement is declared effective and (2) after the date of this prospectus and before we stop offering the securities described in this prospectus. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as proxy statements. Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the

Securities Act or the Exchange Act or into this prospectus. Any statement, contained herein or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement, contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement.

You may request copies of these filings, at no cost, by writing to or calling our Investor Relations department at:

ABIOMED, Inc.

22 Cherry Hill Drive

Danvers, Massachusetts 01923

Telephone: (978) 777-5410

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act. This prospectus does not contain all of the information contained in the registration statement. For further information about us and our securities, you should read the prospectus and the exhibits filed with the registration statement, as well as all prospectus supplements.

LEGAL MATTERS

Unless otherwise indicated in the prospectus supplement, the validity of the shares of common stock offered hereby will be passed upon for us by Foley Hoag LLP, Boston, Massachusetts.

EXPERTS

The financial statements included in this Prospectus and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of ABIOMED, Inc. for the year ended March 31, 2006 and the audited historical financial statements included in Exhibit 99.2 of ABIOMED, Inc.’s Current Report on Form 8-K/A filed on July 27, 2005 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ABIOMED, INC. AND SUBSIDIARIES

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ABIOMED, Inc.:

We have completed integrated audits of ABIOMED Inc.’s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of March 31, 2006, and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of ABIOMED, Inc. and its subsidiaries at March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) (not separately included herein) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 9A (not separately included herein), that the Company maintained effective internal control over financial reporting as of March 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Impella Cardiosystems GmbH from its assessment of internal control over financial reporting as of March 31, 2006 because it was acquired by the Company in a purchase business combination during the year ended March 31, 2006. We have also excluded Impella Cardiosystems GmbH from our audit of internal control over financial reporting. Impella Cardiosystems GmbH is a wholly-owned subsidiary whose total consolidated assets and total consolidated revenues represent 6% and 6%, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2006.

PricewaterhouseCoopers LLP

Boston, Massachusetts

June 12, 2006

ABIOMED, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except share data)

	March 31,
	2005	2006
ASSETS
Current Assets:
Cash and cash equivalents	$7,618	$7,832
Short-term marketable securities	33,887	23,003
Accounts receivable, net of allowance for doubtful accounts of approximately $64 and $211 at March 31, 2005 and 2006, respectively	8,635	8,880
Inventories	3,877	4,868
Prepaid expenses and other current assets	1,207	1,860

Total current assets	55,224	46,443
Long-term Investments	2,112	—
Property and Equipment, net of accumulated depreciation of $10,867 and $12,077 at March 31, 2005 and 2006, respectively	2,804	4,824
Intangible Assets, net	418	8,164
Goodwill	—	19,106
Other Assets	503	—

Total Assets	$61,061	$78,537

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$1,132	$3,070
Accrued expenses	3,623	5,185
Deferred revenue	127	484

Total current liabilities	4,882	8,739

Deferred Income Taxes	—	310

Total Liabilities	4,882	9,049

Commitments and Contingencies	—	—
Stockholders’ Equity:
Class B Preferred Stock, $.01 par value—
Authorized—1,000,000 shares; Issued and outstanding—No shares
Common Stock, $.01 par value—
Authorized—100,000,000 shares;
Issued—22,079,311 shares at March 31, 2005 and 26,474,270 at March 31, 2006
Outstanding—22,079,311 shares at March 31, 2005 and 26,468,091 at March 31, 2006	221	265
Additional paid-in capital	170,095	214,666
Deferred stock-based compensation	(278)	(171)
Accumulated deficit	(113,859)	(143,308)
Treasury stock, at cost; 6,179 shares at March 31, 2006	—	(66)
Accumulated other comprehensive loss	—	(1,898)

Total stockholders’ equity	56,179	69,488

Total Liabilities and Stockholders’ equity	$61,061	$78,537

The accompanying notes are an integral part of these consolidated financial statements.

ABIOMED, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except per share and share data)

	Fiscal Years Ended March 31,
	2004	2005	2006
Revenues:
Products	$25,070	$37,945	$43,322
Funded research and development	669	271	348

	25,739	38,216	43,670

Costs and Expenses:
Cost of product revenues, (excluding amortization)	7,591	9,366	11,685
Research and development	14,150	13,350	16,739
Selling, general and administrative	14,037	18,566	30,923
Acquired in-process research and development	—	—	13,306
Amortization of intangibles	213	187	1,308

	35,991	41,469	73,961

Loss From Operations	(10,252)	(3,253)	(30,291)

Other Income, net:
Investment income	634	801	1,194
Foreign exchange gain(loss)	156	91	(116)
Other	16	19	120

	806	911	1,198

Loss Before Provision for Income Taxes	(9,446)	(2,342)	(29,093)
Provision for Income Taxes	—	—	356

Net Loss	$(9,446)	$(2,342)	$(29,449)

Basic and Diluted Net Loss per Share:	$(0.45)	$(0.11)	$(1.15)

Weighted Average Shares Outstanding:	21,153,014	21,844,759	25,649,038

The accompanying notes are an integral part of these consolidated financial statements.

ABIOMED, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

(in thousands, except share data)

	Common Stock		Accumulated Paid-in Capital	Deferred Stock-based Compensation	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Comprehensive Income (Loss)
	Number of Shares	Par Value
Balance, March 31, 2003	21,047,918	$210	$163,951	$—	$(102,071)	$—	$—	$62,090
Stock options exercised	295,272	3	1,452	—	—	—	—	1,455
Stock issued under employee stock purchase plan	28,837	1	133	—	—	—	—	134
Stock issued to directors	14,892	—	88	—	—	—	—	88
Deferred compensation related to employee stock option grants	—	—	72	(72)	—	—	—	—
Amortization of deferred compensation	—	—	—	15	—	—	—	15
Net loss	—	—	—	—	(9,446)	—	—	(9,446)

Balance, March 31, 2004	21,386,919	214	165,696	(57)	(111,517)	—	—	54,336
Stock options exercised	665,437	7	3,919	—	—	—	—	3,926
Stock issued under employee stock purchase plan	21,287	—	161	—	—	—	—	161
Stock issued to directors	5,668	—	60	—	—	—	—	60
Deferred compensation related to employee stock option grants	—	—	259	(259)	—	—	—	—
Amortization of deferred compensation	—	—	—	38	—	—	—	38
Net loss	—	—	—	—	(2,342)	—	—	(2,342)

Balance, March 31, 2005	22,079,311	221	170,095	(278)	(113,859)	—	—	56,179
Stock issued to acquire Impella CardioSystems AG	4,029,004	40	42,160	—	—	—	—	42,200
Restricted stock	24,000	1	—	86	—	—	—	87
Stock options exercised	313,628	3	1,952	—	—	—	—	1,955
Stock issued under employee stock purchase plan	23,970	—	204	—	—	—	—	204
Stock issued to directors	4,357	—	56	—	—	—	—	56
Amortization of deferred compensation	—	—	(9)	21	—	—	—	12
Stock compensation related to stock options	—	—	208	—	—	—	—	208
Treasury stock acquired from Business acquisition escrow at cost	(6,179)	—	—	—	—	(66)	—	(66)
Net loss	—	—	—	—	(29,449)	—	—	(29,449)	$(29,449)
Foreign currency translation	—	—	—	—	—	—	(1,898)	(1,898)	(1,898)

Comprehensive loss	—	—	—	—	—	—	—	—	$(31,347)

Balance, March 31, 2006	26,468,091	$265	$214,666	$(171)	$(143,308)	$(66)	$(1,898)	$69,488

The accompanying notes are an integral part of these consolidated financial statements.

ABIOMED, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Years Ended March 31,
	2004	2005	2006
Cash Flows from Operating Activities:
Net loss:	$(9,446)	$(2,342)	$(29,449)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,388	1,240	2,742
Bad debt expense (recovery)	35	(67)	193
Loss on abandonment of patents	55	49	—
Write-downs of inventory	465	36	423
Increase in deferred taxes	—	—	310
Stock-based compensation	103	98	371
Acquired in-process research and development	—	—	13,306
Changes in assets and liabilities, net of acquisition:
Accounts receivable	(587)	(2,563)	258
Inventories	(267)	(1,202)	(177)
Prepaid expenses, other current assets and other assets	(347)	(465)	173
Accounts payable	314	(238)	1,326
Accrued expenses	(887)	355	827
Deferred revenue	(864)	(65)	358

Net cash used in operating activities	(10,038)	(5,164)	(9,339)

Cash Flows from Investing Activities:
Proceeds from the maturity of short and long-term securities	10,197	42,169	42,016
Purchases of short and long-term securities	(38,968)	(39,520)	(29,021)
Cost of acquisition, net of cash acquired	—	—	(2,573)
Proceeds from disposal of equipment	12	—	11
Additions to patents	(41)	(36)	(133)
Purchases of property and equipment	(429)	(697)	(2,931)

Net cash (used in) provided by investing activities	(29,229)	1,916	7,369

Cash Flows from Financing Activities:
Proceeds from exercise of stock options and stock issued under employee stock purchase plan	1,589	4,087	2,159
Purchase of treasury stock	—	—	(66)

Net cash provided by financing activities	1,589	4,087	2,093

Net (Decrease) Increase in Cash and Cash Equivalents	(37,678)	839	123
Exchange rate effect on cash	(59)	(56)	91
Cash and Cash Equivalents, excluding marketable securities, at beginning of fiscal year	44,572	6,835	7,618

Cash and Cash Equivalents, excluding marketable securities, at end of fiscal year	$6,835	$7,618	$7,832

Supplemental Disclosures:
Income taxes paid, net of refunds	$33	$82	$59
Common shares issued for business acquisition	$—	$—	$42,200

The accompanying notes are an integral part of these consolidated financial statements

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	NATURE OF OPERATIONS

ABIOMED, Inc. and Subsidiaries (the Company) is a leading developer, manufacturer and marketer of medical products designed to assist or replace the pumping function of the failing heart. ABIOMED currently manufactures and sells the AB5000™ Circulatory Support System and the BVS® 5000 Biventricular Support System for the temporary support of all patients with failing but potentially recoverable hearts. In Europe, ABIOMED offers the IMPELLA® RECOVER® minimally invasive cardiovascular support systems under CE Mark approval. The IMPELLA products are not currently available for sale in the United States. The Company’s AbioCor® Implantable Replacement Heart was the subject of an initial clinical trial under an Investigational Device Exemption from the United States Food and Drug Administration. The AbioCor has not been approved for commercial distribution, and is not available for use or sale outside of the initial clinical trial.

(2)	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the application of certain significant accounting policies described below.

(a)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Our financial statements include the financial results of Impella CardioSystems GmbH from its date of acquisition on May 10, 2005.

In December 2005, the Company took action to consolidate its European operations by closing its ABIOMED B.V. facility located in The Netherlands and transferring the AB5000 and BVS 5000 sales and service operations to its Impella CardioSystems facility located in Aachen, Germany.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, inventories, patents, impairment of intangible assets and goodwill, income taxes including the valuation allowance for deferred tax assets, valuation of long-lived assets and investments, contingencies and litigation. We base our estimates on historical experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimated or assumed.

(c)	Revenue Recognition from Product Sales and Accounts Receivable

SEC Staff Accounting Bulletin No. 104 (“SAB 104”) provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB 104 establishes the SEC’s view that it is not appropriate to recognize revenue until all of the following criteria are met: (1) persuasive

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the seller’s price to the buyer is fixed or determinable, and (4) collectibility is reasonably assured. Further, SAB 104 requires that both title and the risks and rewards of ownership be transferred to the buyer before revenue can be recognized. In addition to SAB 104, we follow the guidance of EITF 00-21, Revenue Arrangements with Multiple Deliverables.

We derive our revenues primarily from product sales, including maintenance service agreements. The great majority of our product revenues are derived from shipments of our AB5000 and BVS 5000 product lines to fulfill customer orders for a specified number of consoles and/or blood pumps for a specified price. We recognize revenues and record costs related to such sales upon product shipment.

Maintenance and service support contract revenues are recognized ratably over the term of the service contracts based upon the elapsed term of the service contract.

Government-sponsored research and development contracts and grants generally provide for payment on a cost-plus-fixed-fee basis. Revenues from these contracts and grants are recognized as work is performed, provided the government has appropriated sufficient funds for the work. Under contracts in which the Company elects to spend significantly more on the development project during the term of the contract than the total contract amount, the Company prospectively recognizes revenue on such contracts ratably over the term of the contract as it incurs related research and development costs, provided the government has appropriated sufficient funds for the work.

(d)	Translation of Foreign Currencies

All assets and liabilities of the company’s non-U.S. subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, Foreign Currency Translation. Resulting translation adjustments are reflected in the accumulated other comprehensive loss component of shareholders’ equity. Currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

(e)	Warranties

The Company routinely accrues for estimated future warranty costs on its product sales at the time of sale. Our products are subject to rigorous regulation and quality standards. Warranty costs are included in cost of product revenues within the consolidated statements of operations.

The following table summarizes the activities in the warranty reserve for the two fiscal years ended March 31, 2006 (in thousands),

	2005	2006
Balance at the beginning of the year	$245	$231
Accrual for warranties	198	193
Warranty expense incurred for the year	(212)	(257)

Balance at the end of the year	$231	$167

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(f)	Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following (in thousands):

	March 31,
	2005	2006
Raw materials	$1,016	$1,764
Work-in-process	871	659
Finished goods	1,990	2,445

	$3,877	$4,868

The Company regularly reviews inventory quantities on hand and writes down to its net realizable value any inventory believed to be excess and obsolete. If actual demand or market conditions are less favorable than projected demand, additional inventory write-downs may be required that could adversely impact financial results for the period in which the additional excess or obsolete inventory is identified.

(g)	Property and Equipment

The Company provides for depreciation on property and equipment by charges to operations in amounts that allocate the cost of depreciable assets over their estimated useful lives on a straight-line basis as follows:

Classification	Estimated Useful Life
Machinery and equipment	2 – 10 Years
Furniture and fixtures	4 – 10 Years
Leasehold improvements	Life of lease

Depreciation expense related to property and equipment was $1,230,000, $1,093,000 and $1,424,000 for the fiscal years ended March 31, 2004, 2005 and 2006, respectively.

Property and equipment consisted of the following (in thousands):

	March 31,
	2005	2006
Machinery and equipment	$9,965	$12,017
Furniture and fixtures	1,291	1,348
Leasehold improvements	2,415	2,546
Construction in progress	—	991

Total cost	13,671	16,902
Less accumulated depreciation	10,867	12,078

	$2,804	$4,824

During our fiscal year ended March 31, 2006, we capitalized to construction in progress approximately $0.9 million of costs primarily related to the licensing of SAP’s mySAP Business Suite for our U.S. operations. This cost primarily includes software licensing, equipment, consulting and internal labor costs incurred for this new ERP system implementation.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(h)	Intellectual Property

The Company capitalizes as intellectual property costs incurred, excluding costs associated with Company personnel, relating to patenting its technology. Capitalized costs, the majority of which represent legal costs, reflect the cost of both awarded patents and patents pending. The Company amortizes the cost of these patents over the estimated useful life of the patents, generally up to seven years. If the Company elects to stop pursuing a particular patent application or determines that a patent application is not likely to be awarded for a particular patent or elects to discontinue payment of required maintenance fees for a particular patent, the Company at that time records as expense the net capitalized amount of such patent application or patent.

(i)	Goodwill and Intangibles

As a result of the acquisition of Impella, the Company’s balance sheet as of March 31, 2006 includes goodwill. We assess the realizability of the goodwill on our books annually at October 31st as well as whenever events or changes in circumstances indicate that the goodwill may be impaired as required by SFAS No. 142, Goodwill and Other Intangible Assests.. These events or circumstances generally include operating losses or a significant decline in earnings associated with the acquired business or asset. The Company’s ability to realize the value of the goodwill will depend on the future cash flows of the business. If we are not able to realize the value of the goodwill, we may be required to incur material charges relating to the impairment of those assets. We completed our first annual review of goodwill as of October 31, 2005 and have determined that no write-down for impairment is necessary.

Acquisition-related intangible assets include the costs of acquired product technology, patents, trademarks and other specifically identifiable intangible assets, and are being amortized using the straight-line method over their estimated useful lives of seven years. The Company has no intangible assets with indefinite lives. We review other intangible assets for impairment when indication of potential impairment exists, such as a significant reduction in cash flows associated with the assets.

(j)	Net Loss per Share

Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the fiscal year. Diluted net loss per share is computed by dividing net loss by the weighted-average number of dilutive common shares outstanding during the fiscal year. Dilutive shares outstanding are calculated by adding to the weighted shares outstanding any common stock equivalents from outstanding stock options and warrants based on the treasury stock method. In fiscal years when net income is reported, the calculation of diluted net income per share typically results in lower earnings per share than is calculated using the basic method. In fiscal years when a net loss is reported, such as the fiscal years ended March 31, 2004, 2005 and 2006, these potential shares from stock options and warrants are not included in the calculation because they would have an anti-dilutive effect, meaning the loss per share would be reduced. Therefore, in fiscal years when a loss is reported the calculation of basic and dilutive loss per share results in the same value.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The calculation of diluted weighted-average shares outstanding for the fiscal years ended March 31, 2004, 2005 and 2006 excludes potential stock from unexercised stock options that have an exercise price below the average market price as shown below.

Year Ended March 31,	Potential Dilutive Shares from Exercise of Common Stock Options
2004	222,593
2005	980,147
2006	577,845

The calculation of diluted weighted average shares outstanding excludes unissued shares of common stock associated with outstanding stock options that have exercise prices greater than the average market price. For the fiscal years ending March 31, 2004, 2005 and 2006, the weighted average number of these potential shares totaled 1,908,347, 825,014 and 1,417,130 shares, respectively. The calculation of diluted weighted average shares outstanding for these fiscal years also excludes warrants to purchase 400,000 share of common stock issued in connection with the acquisition of intellectual property (see Note 5).

(k)	Cash and Cash Equivalents

The Company classifies any marketable security with a maturity date of 90 days or less at the time of purchase as a cash equivalent.

At March 31, 2005 and March 31, 2006, the Company had restricted cash of approximately $97,000 and $261,000, respectively, which are included in other assets at March 31, 2005 and prepaid expenses and other current assets at March 31, 2006, respectively. This cash represents security deposits held in the Company’s European banks for certain facility and auto leases.

(l)	Marketable Securities and Long-term Investments

The Company classifies any security with a maturity date of greater than 90 days at the time of purchase as marketable securities and classifies marketable securities with a maturity date of greater than one year from the balance sheet date as long-term investments based upon the ability and intent of the Company. In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, securities that the Company has the positive intent and ability to hold to maturity are reported at amortized cost and classified as held-to-maturity securities. At March 31, 2006 the held-to-maturity investment portfolio consisted primarily of government securities and corporate bonds with maturities of one year or less.

The amortized cost, including interest receivable, and market value of held–to-maturity short-term marketable securities were approximately $29,669,000 and $29,570,000 at March 31, 2005, and $16,901,000 and $16,866,000 at March 31, 2006, respectively.

The Company has classified its portion of the investment portfolio consisting of corporate asset-backed securities as available-for–sale securities. The cost of these securities approximates market value and was $4,218,000 at March 31, 2005 and $6,102,000 at March 31, 2006. Principal payments of these available-for-sale securities are typically made on an expected pre-determined basis rather than on the longer contractual maturity date.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The amortized costs, including interest receivable, and market value of the long-term investments were approximately $2,112,000 and $2,093,000 at March 31, 2005, respectively. The Company did not hold any long-term investments at March 31, 2006.

(m)	Disclosures about Fair Value of Financial Instruments

As of March 31, 2005 and 2006, the Company’s financial instruments were comprised of cash and cash equivalents, marketable securities, accounts receivable and accounts payable, the carrying amounts of which approximated fair market value.

(n)	Comprehensive Income

Comprehensive income is comprised of net income (loss) and other comprehensive (loss) income. Other comprehensive (loss) income includes certain changes in equity that are excluded from net income (loss), such as translation adjustments that are recorded as a result of translating the financial statements of our European subsidiary into U.S. currency.

(o)	Accounting for Stock-Based Compensation

The Company accounts for stock-based awards to employees using the intrinsic value method as prescribed by APB No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations, including Interpretation 44, Accounting for Certain Transactions Involving Stock Compensation, for its plans. The Company has elected to follow the disclosure-only alternative requirements of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of Common Stock at the date of grant.

In the process of adopting SFAS No. 123R, Share Based Payment, the Company determined that the historical estimated forfeiture rates used in the SFAS 123 pro forma disclosure in the previously issued financial statements were higher than the Company’s actual historical forfeiture rates resulting in an understatement of the Company’s pro forma stock compensation expense. The Company has revised its pro forma disclosure for the years ended March 31, 2004, 2005 and 2006 to reflect estimated forfeiture rates that are consistent with the Company’s historical forfeiture rates. This revision resulted in an increase in pro forma expense and pro forma net loss in the amount of $1,124, $2,276, and $1,788 and an increase in net loss per share of $0.05, $0.11, and $0.07 for the years ended March 31, 2004, 2005 and 2006, respectively, which is reflected in the table below.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

If compensation cost for the Company’s fiscal 2004, 2005 and 2006 grants issued under stock-based compensation plans, including costs related to grants in prior years had been determined based on SFAS 123, the Company’s pro forma net loss and pro forma loss per share for the years ended March 31, would have been as follows (in thousands, except per share data):

	2004	2005	2006
Net loss, as reported	$(9,446)	$(2,342)	$(29,449)
Add: Stock-based employee compensation included in reported net loss	103	98	340
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	2,814	5,145	6,307

Pro forma net loss	$(12,157)	$(7,389)	$(35,416)

Basic and diluted loss per share
As reported	$(0.45)	$(0.11)	$(1.15)
Pro forma	$(0.57)	$(0.34)	$(1.38)

The fair value per share of the options granted during fiscal years 2004, 2005 and 2006 was computed as $1.53, $3.94 and $4.11 per share, respectively, and was calculated using the Black-Scholes option-pricing model with the following assumptions.

	2004	2005	2006
Risk-free interest rate	2.56%	3.87%	4.14%
Expected dividend yield	—	—	—
Expected option term in years	5.3 years	7.5 years	7.3 years
Assumed stock price volatility	86%	84%	73%

In addition to compensation expense related to stock option grants, the pro forma compensation expense shown in the table above includes compensation expense related to stock issued under the Company’s Employee Stock Purchase Plan of approximately $19,000, $28,000 and $74,000 for fiscal 2004, 2005 and 2006, respectively.

This pro forma compensation expense may not be representative of the amount to be expected in future years as pro forma compensation expense may vary based upon the number of options granted and shares purchased. The pro forma tax effect of the employee compensation expense has not been considered due to the Company’s reported net losses.

The Company will implement SFAS 123(R) starting April 1, 2006.

(p)	Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs (FAS 151), which adopts wording from the International Accounting Standards Board’s (IASB) Standard No. 2, Inventories, in an effort to improve the comparability of international financial reporting. The statement is effective for the Company beginning in the first quarter of fiscal year 2007 and is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In December 2004 the FASB issued a revised Statement of Financial Accounting Standard (SFAS) No. 123, Share-Based Payment (FAS 123(R)). FAS 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. The requirements of SFAS 123(R) are effective for annual fiscal periods beginning after June 15, 2005. Through its fiscal year ended March 31, 2006, the Company has followed APB No.25 which does not require the recognition of compensation expense relating to the issuance of stock options so long as the quoted market price of the Company’s stock at the date of grant is less than or equal to the amount an employee must pay to acquire the stock. The original FAS 123 requires footnote disclosure only of pro forma net income as if a fair-value-based method had been used. The Company is transitioning on a “modified prospective” basis, and the adoption of SFAS 123(R) effective with the fiscal quarter ended June 30, 2006 is expected to have a material impact on the Company’s consolidated financial statements, although management is still evaluating the exact impact.

(q)	Reclassification

Certain amounts in prior year financial statements have been reclassified to conform with the current year presentation.

(3)	ACQUISITION

In May 2005, the Company acquired all of the shares of outstanding capital stock of Impella CardioSystems AG (“Impella”) in exchange for approximately $1.6 million in cash and 4,029,004 shares of ABIOMED common stock, of which 210,000 shares were to be held in escrow through November 2006 for potential indemnification claims by the Company pursuant to the terms of the purchase agreement. As of March 31, 2006, 6,179 of the 210,000 escrowed shares have been returned to the Company as a result of ABIOMED’s settlement of undisclosed pre-acquisition liabilities. Impella develops, manufactures and markets minimally invasive cardiovascular support systems for numerous patient indications within the fields of cardiology and cardiac surgery. Impella’s Recover System pumps are designed to provide left and right ventricle support for patients suffering from reduced cardiac output and can potentially aid in recovering the hearts of patients suffering from acute myocardial infarction (AMI or Heart Attack), including those who have gone into cardiac shock. Impella has CE marks for each of its commercially available devices and currently markets them throughout Europe. The Company intends to seek FDA approval to sell the Impella Recover System blood pumps in the United States as well as regulatory approval in other countries in order to address wider market opportunities for cardiac assist and recovery.

The aggregate purchase price was approximately $45.1 million, which consisted of $42.2 million of the Company’s common stock, $1.6 million of cash paid to certain former shareholders of Impella, and $1.3 million of transaction costs, consisting primarily of fees paid for financial advisory and legal services. We issued 4,029,004 shares of our common stock, the fair value of which was based upon a five-day average of the closing price two days before and two days after the terms of the acquisition were agreed to and publicly announced.

In addition, the agreement provides that ABIOMED may make additional contingent payments to Impella’s former shareholders based on the Company’s future stock price performance and additional milestone payments related to FDA approvals and unit sales of Impella products. In general, if our stock price is between $15 and $18 as of the 18-month anniversary of the closing date, based on the daily volume weighted average price per share for the 20 trading days prior to such date, we will issue additional consideration equal to the difference between $18 and such average stock price, multiplied by approximately 4,200,000 shares, subject to adjustment as described below. In addition, there are provisions

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

that will reduce this amount to the extent that the Impella stockholders have, prior to the 18-month date, sold any of the shares we issued to them at the closing. Based on the number of shares sold by the former Impella stockholders as of May 19, 2006, the 4.2 million shares used to calculate the payment has been reduced to approximately 3.8 million shares. For example:

•	if the average stock price on the 18-month date is $16, we will be obligated to pay additional consideration of approximately $7.6 million,

•	if the average stock price on the 18-month date is $17, we will be obligated to pay additional consideration of approximately $3.8 million, and

•	if the average stock price on the 18-month date is outside of the $15 to $18 range, we will not be obligated to pay any additional consideration.

This payment may be made, at our option subject to the terms of the agreement and any necessary approvals, by any combination of cash or stock, subject to the limitations described below.

In addition to the payments described above related to the average stock price on the 18-month date, we have also agreed, subject to certain exceptions based on future stock price performance that are set forth in the agreement, to make additional payments of up to $16.75 million based on the following milestones:

•	upon FDA approval of Impella’s 2.5 liter pump system, a payment of $5,583,333,

•	upon FDA approval of Impella’s 5.0 liter pump system, a payment of $5,583,333, and

•	upon the sale of 1,000 units of Impella’s products worldwide between the closing and December 31, 2007, a payment of $5,583,334.

These milestone payments may be made, at our option, by a combination of cash or stock, except that no more than an aggregate of $15 million of these milestone payments may be made in the form of stock. In addition, the agreement specifically provides that under no circumstances will we deliver or be obligated to deliver, a number of shares of our stock that would require that our stockholders would be or would have been required to approve this transaction under applicable NASDAQ rules or other securities laws. If any contingent payments are made, they will result in an increase in the carrying value of goodwill.

The foregoing notwithstanding, if the average market price per share of ABIOMED’s common stock, as determined in accordance with the purchase agreement, as of the date of any of the milestones is achieved is $22 or more, no additional contingent consideration will be required with respect to the milestones. If the average market price is between $18 and $22 on the date of the Company’s achievement of a milestone, the relevant milestone payment will be reduced ratably.

The acquisition of Impella was accounted for under the purchase method of accounting and the results of operations of Impella have been included in the consolidated results of the Company from the acquisition date. The purchase price of the acquisition was allocated to tangible and intangible assets and assumed liabilities based on their estimated fair values at the date of acquisition. The Company allocated approximately $9.5 million of the purchase price to intangible assets comprised of existing technology, patents, trademarks and other purchased intangibles. In addition, approximately $13.3 million of the purchase price was allocated to in-process research and development (Note 10). The excess purchase price of approximately $20.3 million after this allocation has been accounted for as goodwill. The change in the carrying amounts of goodwill and intangible assets from the date of the acquisition to March 31, 2006 are due primarily to our translating the non-U.S. currency denominated balances at the prevailing exchange rate on the balance sheet date.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table presents the fair values of assets and liabilities recorded in connection with the Impella acquisition (in thousands).

Cash	$535
Accounts receivable	805
Inventories	1,335
Prepaid expenses and other current assets	514
Property and equipment	589
Intangible assets:
Patents (estimated useful life of 7 years)	6,179
Developed technology (estimated useful life of 7 years)	2,175
Distributor agreements (estimated useful life of 7 years)	800
Trademarks and tradenames (estimated useful life of 7 years)	314
Acquired in-process R&D Charge (“IPR&D”)	13,306

Total intangible assets	22,774
Goodwill	20,268
Accrued expenses and other current liabilities	(1,749)

Total consideration paid	$45,071

Of the $22.8 million of acquired intangible assets, $13.3 million was allocated to IPR&D and was written off at the date of acquisition as a non-cash acquisition charge to operations because the IPR&D had no alternative uses and had not reached technological feasibility. This non-cash acquisition charge is reflected in the accompanying statement of operations for the fiscal year ended March 31, 2006.

The amount of the IPR&D charge was determined by identifying IPR&D activities that have reached the “substance” stage of development and for which no alternative future use exists. In addition, the fair value of existing technology for U.S. based sales is included in expensed IPR&D due to the additional risks and expense incurred by the combined entity in obtaining regulatory approval for U.S. based market sales.

Management determined the valuation of the IPR&D using a number of factors. The value was based primarily on the discounted cash flow method. This valuation included consideration of (i) the stage of completion of each of the projects, (ii) the technological feasibility of each of the projects, (iii) whether the projects had an alternative future use, (iv) the estimated future residual cash flows that could be generated from the various projects and technologies over their respective projected economic lives, and (v) whether additional product development costs or regulatory risks would be incurred to bring the technology to completion.

The primary basis for determining the technological feasibility of these projects was whether the product has obtained approval from the FDA for commercial sales in the U.S. As of the acquisition date, the IPR&D projects, as well as the existing technologies and products have not completed or obtained sufficient clinical data to support an application to the FDA seeking commercial approval.

The economic benefit stream or annual cash flow generated for each of the IPR&D projects and existing technology product sales were determined based upon management’s estimate of future revenue and expected profitability of the various products and technologies involved. These projected cash flows were then discounted to their present values taking into account management’s estimate of future expenses that would be necessary to bring the projects to completion. The discount rates include a rate of return, which accounts for the time value of money, as well as risk factors that reflect the economic risk that the cash flows projected may not be realized. The cash flows were discounted at discount rates ranging from 23% to 25% per annum, depending on the project’s stage of completion and the type of complex functionality needed. This discounted cash flow methodology for the various projects included in the purchased IPR&D resulted in a total valuation of $13.3 million. Although work on the projects related to the IPR&D is anticipated to continue after the acquisition, the amount of the purchase price allocated to IPR&D was

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

written off because the projects underlying the IPR&D that was being developed were considered technologically feasible as of the acquisition date, however the assets utilized in these projects, excluding the patents, have no alternative future use.

The following represents the pro forma results of the ongoing operations for ABIOMED and Impella as though the acquisition of Impella had occurred at the beginning of the periods shown (in thousands, except per share data). The unaudited pro forma information, however, excludes the acquired in-process research and development charge of $13.3 million and is not necessarily indicative of the results that would have resulted had the acquisition occurred at the beginning of the fiscal years presented, nor is it necessarily indicative of future results.

	Fiscal Years Ended March 31,
	2005	2006
Revenue	$40,711	$43,836
Net loss	$(14,076)	$(19,303)
Net loss per common share (basic and diluted)	$(0.54)	$(0.74)

(4)	INTANGIBLE ASSETS AND GOODWILL

The carrying amount of goodwill was $19.1 million at March 31, 2006 as shown in the table below and was recorded in connection with the Company’s acquisition of Impella (Note 3) (in thousands).

Balance at May 10, 2005 (date of acquisition)	$20,129
Purchase price adjustments	131
Exchange rate impact	(1,154)

Balance at March 31, 2006	$19,106

The Company’s intangible assets in the consolidated balance sheets are detailed as follows (in thousands):

	March 31, 2005			March 31, 2006
	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period
Patents	$1,053	$683	7 years	$6,990	$1,564	7 years
Trademarks and Tradenames	94	46	7 years	407	109	7 years
Distribution Agreements	—	—		754	99	7 years
Acquired Technology	—	—		2,054	269	7 years

Total	$1,147	$729		$10,205	$2,041

Amortization expense for intangible assets totaled $158,000, $138,000 and $1,307,000 for the years ending March 31, 2004, 2005 and 2006, respectively. Assuming no future acquisitions, the estimated aggregate amortization expense for the next five years is approximately $6.7 million.

(5)	CAPITAL STOCK

Each share of common stock has a voting right of one vote per share and generally has the right to elect, as a class, a minimum of 25% of the Company’s directors.

The Company has authorized 1,000,000 shares of Class B Preferred Stock, $0.01 par value, of which the Board of Directors can set the designation, rights and privileges. No shares of Class B Preferred Stock have been issued or are outstanding.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Fiscal Years Ended March 31, 2006 and 2005

In August 1997, the Company declared a dividend of one Preferred Share Purchase Right (the Right) for each outstanding share of common stock to its stockholders of record at August 28, 1997. Each right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock with a par value of $0.01 per share, at a price of $45.00 per one one-thousandth of a share, subject to amendment. In accordance with the terms set forth in the Rights Agreement, the Rights are not exercisable until the occurrence of certain events, as defined. In addition, the registered holders of the Rights will have no rights as a common stockholder of the Company until the Rights are exercised. The Company’s Board of Directors may amend the terms of the Rights. The Rights expire on August 13, 2007.

In September 2000, the Company issued common stock and warrants to acquire the exclusive rights to the Penn State Heart together with complete ownership of a company incorporated to commercialize the Penn State Heart called BeneCor Heart Systems, Inc. The terms of this transaction consisted of payment of 110,000 shares of the Company’s common stock, plus the issuance of warrants to purchase up to 400,000 additional shares of the Company’s common stock at an exercise price of $0.01 per share. Exercise of the warrants is contingent on the achievement of certain clinical and regulatory milestones with the Penn State Heart by specified dates, the last of which is September 30, 2007. Warrants not vested and exercised by September 30, 2007 expire. The value of the common stock and warrants issued in connection with the transaction are included in stockholders’ equity at values of $3,145,000 and $3,145,000, respectively, representing the fair value of the stock and warrants based on the closing market price for the Company’s stock on the closing date for this transaction. These amounts were fully expensed as in-process research and development on the date of acquisition because the technology had no future alternate use. As of March 31, 2006, approximately 400,000 warrants were outstanding and none were exercisable.

See Note 3 to these consolidated financial statements for the effect on the Company’s capital structure from the May 10, 2005 acquisition of Impella CardioSystems AG.

(6)	Income Taxes

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). The asset and liability approach used under SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to tax benefit carryforwards and to differences between the financial statement amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates. A valuation reserve is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation reserve has been established for the full amount of the deferred tax asset. Of the change this year in the valuation reserve, approximately $0.9 million relates to stock option compensation deductions. The tax benefit associated with the stock option compensation deductions will be credited to equity when realized. In addition, the valuation reserve changed by approximately $4.0 million as a result of acquisition accounting.

At March 31, 2006, the Company had federal and state Net Operating Loss (NOL) carryforwards of approximately $67.9 million and $24.1 million, respectively, which begin to expire in fiscal 2007. At March 31, 2006, the Company also had foreign NOL carryforwards of approximately $24.8 million that can be carried forward indefinitely. Additionally, at March 31, 2006, the Company had federal and state research and experimentation credit carryforwards of approximately $5.6 million and $3.8 million, respectively, which begin to expire in fiscal 2007. Section 382 of the Internal Revenue Code contains provisions that could place annual limitations on the use of these net operating loss and credit carryforwards in the event of a change in ownership, as defined.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Loss before income taxes is as follows for the years ended March 31 (in thousands):

2004		2005	2006
Loss before income taxes:
United States	$(8,602)	$(1,761)	$(10,599)
Foreign	(844)	(581)	(18,494)

Income (loss) before income taxes	$(9,446)	$(2,342)	$(29,093)

Provision for income taxes:
Current:
Federal			$46
State			—
Foreign			—

Total current			$46

Deferred:
Federal			$264
State			46
Foreign			—
Change in valuation allowance			—

Total deferred			$310

Total tax provision			$356

There were no current or deferred tax provision for the fiscal years ended March 31, 2004 and 2005. Differences between the federal statutory income tax rate and the effective tax rates for the year ended March 31, 2006, are summarized as follows:

2006
Statutory income tax rate	34.0%
Increase (decrease) resulting from:
State taxes, net of federal tax benefit	—
Decrease in valuation allowance	(42.0)
Credits and expired NOL	2.5
Rate differential on foreign operations	4.7
Alternative minimum tax	(.2)
Other, net	(.2)

Effective tax rate	(1.2%)

For fiscal years 2004 and 2005 the effective tax rate of zero differs from the statutory rate of 34% primarily due to the inability of the Company to recognize deferred tax assets as a result of its net operating loss position.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The components of the Company’s net deferred taxes were as follows at March 31 (in thousands):

	2005	2006
Assets
NOL carryforwards and tax credit carryforwards	$35,873	$32,700
Foreign NOL carryforwards	—	7,119
Nondeductible reserves and accruals	1,051	1,070
Deferred revenue	44	132
Depreciation	477	505
Amortizable intangibles other than goodwill	—	5,284
Other, net	872	1,079
Capitalized research and development	13,925	23,721

	52,242	71,610

Liabilities
Identified intangibles	—	(3,108)
Indefinite lived intangible	—	(310)

	—	(3,418)

Net deferred tax asset	52,242	68,192
Valuation allowance	(52,242)	(68,502)

Net deferred taxes	—	$(310)

The change in the valuation allowance of $16.3 million is primarily due to the impact of the Impella acquisition and current year operating losses without current tax benefit.

In October 2004, the President signed into law the American Jobs Creation Act (“the Act”). The Act allows for a federal income tax deduction for a percentage of income earned from certain domestic production activities. The Company’s domestic, or U.S., production activities should qualify for the deduction. However, due to the Company’s current year federal income tax losses, no benefit from this deduction is allowed.

Management has determined that the Company is not likely to realize the income tax benefit of its net deferred tax assets. To the extent the Company generates income in future years, the tax provision will reflect the realization of such benefits, with the exception of benefits attributable to acquired deferred tax assets. The recognition of such amount in future years will be allocated to reduce the excess of the purchase price over the net assets acquired and other non-current intangible assets.

As a result of the adoption of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”) and the current year acquisition of Impella, the Company has recorded a valuation allowance in excess of its net deferred tax assets to the extent the difference between the book and tax basis of indefinite lived intangible assets is not expected to reverse during the net operating loss carryforward period.

The net deferred tax liability of $310,000 at March 31, 2006 is a result of the difference in accounting for the Company’s goodwill, which is amortizable over 15 years for tax purposes but not amortized for book purposes, in accordance with SFAS 142. The net deferred tax liability cannot be offset against the Company’s deferred tax assets under U.S. generally accepted accounting principals since it relates to an indefinite-lived asset and is not anticipated to reverse in the same period.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(7)	COMMITMENTS AND CONTINGENCIES

The Company applies the disclosure provisions of FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others, and Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34 (FIN No. 45) to its agreements that contain guarantee or indemnification clauses. These disclosure provisions expand those required by SFAS No. 5 Accounting for Contingencies, by requiring that guarantors disclose certain types of guarantees, even if the likelihood of requiring the guarantor’s performance is remote. The following is a description of arrangements in which the Company is a guarantor.

Product Warranties—The Company routinely accrues for estimated future warranty costs on its product sales at the time of sale. The AB5000 and BVS products are subject to rigorous regulation and quality standards. Operating results could be adversely effected if the actual cost of product failures exceeds the estimated warranty provision.

Patent indemnifications—In many sales transactions, the Company indemnifies customers against possible claims of patent infringement caused by the Company’s products. The indemnifications contained within sales contracts usually do not include limits on the claims. The Company has never incurred any material costs to defend lawsuits or settle patent infringement claims related to sales transactions. Under the provisions of FIN No. 45, intellectual property indemnifications require disclosure only.

As of March 31, 2006, the Company had entered into leases for its facilities, including its primary operating facility in Danvers, Massachusetts, with terms through fiscal 2010. The Danvers lease may be extended, at the Company’s option, for two successive additional periods of five years each with monthly rent charges to be determined based on then current fair rental values. The Company’s lease for its Aachen location expires in August 2008 unless an option to extend for an additional four years is exercised by the Company. In December 2005 we closed our office facility in The Netherlands, recording a charge of approximately $58,000 for the remaining lease term. Total rent expense under these leases, included in the accompanying consolidated statements of operations approximated $821,000, $824,000 and $1,262,000 for the fiscal years ended March 31, 2004, 2005 and 2006, respectively.

Future minimum lease payments under all significant non-cancelable operating leases as of March 31, 2006 are approximately as follows (in thousands):

Fiscal Year Ending March 31,	Operating Leases
2007	1,703
2008	1,371
2009	1,035
2010	710

Total future minimum lease payments	$4,819

From time-to-time, the Company is involved in legal and administrative proceedings and claims of various types. While any litigation contains an element of uncertainty, management, in consultation with the Company’s general counsel, presently believes that the outcome of each such other proceedings or claims which are pending or known to be threatened, or all of them combined, is not expected to have a material adverse effect on the Company’s financial position, cash flow and results.

On May 15, 2006 Richard A. Nazarian, as Selling Stockholder Representative, filed a Demand for Arbitration (subsequently amended) with the Boston office of the American Arbitration Association,

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

seeking 600,000 shares of unrestricted Abiomed stock for an alleged breach of our obligation to fund development of the Penn State Heart program and an alleged cancellation of the Penn State Heart development project. The Company intends to vigorously defend against the claims asserted.

(8)	STOCK OPTION AND PURCHASE PLANS

With the exception of 6,848 outstanding options that were granted to certain employees during our fiscal year ended March 31, 2004, with an exercise price of $0.01 per share, all outstanding stock options of the Company as of March 31, 2006 were granted with an exercise price equal to the fair market value on the date of grant. For the options and restricted stock granted below fair market value, compensation expense is recognized ratably over the vesting period. Outstanding stock options, if not exercised, expire 10 years from the date of grant.

The 1992 Combination Stock Option Plan (the “Combination Plan”), as amended, was adopted in September 1992 as a combination and amendment of the Company’s then outstanding Incentive Stock Option Plan and Nonqualified Plan. A total of 2,670,859 options were awarded from the Combination Plan during its ten-year restatement term that ended on May 1, 2002. As of March 31, 2006, 220,420 of these options remain outstanding, fully vested and eligible for future exercise.

The 1998 Equity Incentive Plan, (the “Equity Incentive Plan”), was adopted by the Company in August 1998. The Equity Incentive Plan provides for grants of options to key employees, directors, advisors and consultants as either incentive stock options or nonqualified stock options as determined by the Company’s Board of Directors. A maximum of 1,000,000 shares of common stock may be awarded under this plan. Options granted under the Equity Incentive Plan are exercisable at such times and subject to such terms as the Board of Directors may specify at the time of each stock option grant. Options outstanding under the Equity Incentive Plan have vesting periods of 3 to 5 years from the date of grant.

The 2000 Stock Incentive Plan, (the “2000 Plan”), as amended, was adopted by the Company in August 2000. The 2000 Plan provides for grants of options to key employees, directors, advisors and consultants to the Company or its subsidiaries as either incentive or nonqualified stock options as determined by the Company’s Board of Directors. Up to 4,900,000 shares of common stock may be awarded under the 2000 Plan and are exercisable at such times and subject to such terms as the Board of Directors may specify at the time of each stock option grant. Options outstanding under the 2000 Plan generally vest 4 years from the date of grant.

The Company has a nonqualified stock option plan for non-employee directors (the “Directors’ Plan”). The Directors’ Plan, as amended, was adopted in July 1989 and provides for grants of options to purchase shares of the Company’s common stock to non-employee Directors of the Company. Up to 400,000 shares of common stock may be awarded under the Directors’ Plan. Options outstanding under the Director’s Plan have vesting periods of 1 to 5 years from the date of grant.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes stock option activity under all of the Company’s stock option plans:

The following table summarizes certain data for options outstanding and exercisable under all plans at March 31, 2006.

	Number of Options	Exercise Price	Weighted Avg. Exercise Price Per Share
Outstanding, March 31, 2003	3,100,292	$2.81 – $36.53	9.35
Granted	547,054	$0.01 – $ 8.99	5.30
Exercised	(295,272)	$3.13 – $ 8.19	4.98
Canceled	(275,235)	$0.01 – $34.06	9.47

Outstanding, March 31, 2004	3,076,839	$0.01 – $36.53	$9.05
Granted	1,487,400	$8.72 – $15.42	10.34
Exercised	(665,437)	$0.01 – $13.19	5.90
Canceled	(281,296)	$0.01 – $27.13	9.63

Outstanding, March 31, 2005	3,617,506	$0.01 – $36.53	$10.11
Granted	1,108,882	$8.36 – $13.13	9.42
Exercised	(317,985)	$4.59 – $12.90	6.33
Canceled	(446,760)	$0.01 – $30.00	11.09

Outstanding, March 31, 2006	3,961,643	$0.01 – $36.53	$10.11

Exercisable, March 31, 2006	1,637,702	$0.01 – $36.53	$11.10

Exercisable, March 31, 2005	1,423,805	$0.01 – $36.53	$10.99

Exercisable, March 31, 2004	1,627,765	$2.81 – $36.53	$8.94

Shares available for future issuance, March 31, 2006	2,247,385

The following table summarizes certain data for options outstanding and exercisable under all plans at March 31, 2006.

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Outstanding As of March 31, 2006	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Exercisable As of March 31, 2006	Weighted Avg. Exercise Price
$ 0.01 – $ 3.65	6,848	7.8	$0.01	5,069	$0.01
$ 3.66 – $ 7.31	1,003,820	4.7	6.31	734,105	6.44
$ 7.32 – $10.96	2,128,725	8.8	9.55	318,028	9.74
$10.97 – $14.61	285,500	8.0	12.18	81,250	12.32
$14.62 – $18.27	295,600	5.0	15.56	258,100	15.65
$18.28 – $21.92	119,400	4.6	18.77	119,400	18.77
$21.93 – $25.57	95,000	5.2	24.12	95,000	24.12
$25.58 – $29.22	19,000	3.9	27.17	19,000	27.17
$29.23 – $32.88	3,000	4.6	30.00	3,000	30.00
$32.89 – $36.53	4,750	4.5	36.06	4,750	36.06

Total	3,961,643	7.2	$10.11	1,637,702	$11.10

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The Company has an Employee Stock Purchase Plan (the Purchase Plan), as amended. Under the Purchase Plan, eligible employees (including officers and directors) who have completed three months of employment with the Company or its subsidiaries who elect to participate in the Purchase Plan instruct the Company to withhold a specified amount from each payroll period during a six-month payment period (the periods April 1 – September 30 and October 1 – March 31). On the last business day of each payment period, the amount withheld is used to purchase common stock at an exercise price equal to 85% of the lower of its market price on the first business day or the last business day of the payment period. Up to 500,000 shares of common stock may be issued under the Purchase Plan, of which 260,093 shares are available for future issuance as of March 31, 2006. During the fiscal years ended March 31, 2004, 2005 and 2006, 28,837, 21,287 and 23,970 shares of common stock, respectively, were sold pursuant to the Purchase Plan.

The Company has a consulting agreement with David M. Lederman, Ph.D., its former Chief Executive Officer and former Chairman of its Board of Directors. Under this consulting agreement, Dr. Lederman has agreed to serve as a senior advisor for four years, starting on April 2, 2005. Dr. Lederman’s existing non-qualified stock options that were awarded in the past during his tenure as the Company’s CEO will remain unmodified and will continue to vest during the term of his service as a non-employee advisor. He will have the ability to exercise the options during this term. These options are considered variable options, the fair value of which will be expensed over the term of the consulting agreement, subject to adjustment based on the market price of the Company’s common stock at the close of each financial reporting period.

(9)	RESEARCH AND DEVELOPMENT

Research and development is a significant portion of the Company’s operations. The Company’s research and development efforts are focused on the development of new products related to cardiac assist, recovery and heart replacement and to continually enhance and improve our existing products. Research and development costs are expensed when incurred and include direct materials and labor, depreciation, contracted services and other costs associated with developing new products and significant enhancements to existing products. Research and development expense for the fiscal years ended March 31, 2004, 2005 and 2006 were $14.2 million, 13.4 million and $16.7 million, respectively.

(10)	401K PLAN

The Company has a 401(k) Plan that covers all employees who are at least 20 years of age. Amounts paid by the Company to match a portion of employees’ contributions and discretionary amounts determined by the Company’s Board of Directors totaled approximately $241,000, $240,000 and $232,000 for the fiscal years ended March 31, 2004, 2005 and 2006, respectively.

(11)	ACCRUED EXPENSES

Accrued expenses consisted of the following (in thousands):

	March 31,
	2005	2006
Salaries and benefits	$2,041	$3,432
Warranty	231	167
Professional, accounting and auditing fees	1,057	1,224
Other	294	362

	$3,623	$5,185

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(12)	RESTRUCTURING

In December 2005, the Company took action to consolidate its European operations by closing its ABIOMED B.V. facility located in The Netherlands and transferring the AB5000 and BVS 5000 sales and service operations to its Impella CardioSystems facility located in Aachen, Germany. The Company recorded a charge of $122,000 consisting of severance and unpaid rent obligations in connection with this consolidation of which $67,000 remains in accrued expenses at March 31, 2006 related to rent obligations that are expected to be paid during fiscal 2007.

(13)	SEGMENT AND ENTERPRISE WIDE DISCLOSURES

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable segment of an enterprise. The Company believes that it operates in one business segment—the research, development and sale of medical devices to assist or replace the pumping function of the failing heart. Approximately 59% of the Company’s total consolidated assets are located within the United States as of March 31, 2006. Remaining assets are located in Europe. International sales accounted for 13%, 8% and 8% of total product revenue during the fiscal years ending March 31, 2006, 2005 and 2004.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On May 10, 2005, we acquired all of the shares of outstanding capital stock of Impella CardioSystems AG, a privately held company located in Aachen, Germany. Our acquisition of Impella was accounted for under the purchase method of accounting and the results of operations of Impella have been included in our consolidated results since the acquisition date. The aggregate purchase price was approximately $45.1 million, which consisted of shares of our common stock having an aggregate market value of $42.2 million (based on the average closing price of our common stock for five-day period beginning two days before the terms of the acquisition were agreed to and publicly announced), $1.6 million of cash paid to certain former shareholders of Impella, and $1.3 million of transaction costs, consisting primarily of fees paid for financial advisory and legal services.

Of the 4,029,004 shares of common stock we issued at the closing, 210,000 shares were placed in escrow for the purpose of partially securing amounts payable to us by the former shareholders of Impella under the indemnification provisions of the share purchase agreement entered into in connection with the acquisition. As of March 31, 2006, 6,179 of the 210,000 escrowed shares have been returned to us in settlement of losses associated with undisclosed pre-acquisition liabilities.

The share purchase agreement further provides that we may be required to make additional payments to Impella’s former shareholders based on the future price performance of our common stock and the achievement of milestones related to FDA approvals and unit sales of Impella products. The actual amounts that may become payable could range from $0 to approximately $29 million. We may pay any such amounts using cash or a combination of cash and stock.

Impella develops, manufactures and markets minimally invasive cardiovascular support systems for numerous patient indications within the fields of cardiology and cardiac surgery. Impella’s Recover System pumps are designed to provide left and right ventricle support for patients suffering from acute myocardial infarction (AMI or Heart Attack) including those who have gone into cardiac shock. Impella has CE marks for each of its devices and currently markets them throughout Europe. We intend to seek FDA approval to sell the Impella Recover System blood pumps in the United States in order to address wider market opportunities for cardiac assist and recovery.

The following unaudited pro forma condensed combined statement of operations for the twelve months ended March 31, 2006 gives effect to the acquisition of Impella as if it had occurred on April 1, 2005 (in thousands, except per share data). The unaudited pro forma condensed combined statement of operations for the twelve months ended March 31, 2006 is based on our historical consolidated results of operations for the twelve months ended March 31, 2006 and Impella’s historical results from April 1, 2005 through the date of acquisition, May 10, 2005. The following combined condensed pro forma statement of operations and the accompanying notes should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended March 31, 2006 that has been filed with the SEC and is incorporated by reference into this registration statement.

The pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations of the consolidated company that would have actually occurred had the acquisition of Impella been effected as of the date described above.

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS

For the Twelve Months Ended March 31, 2006

	Abiomed, Inc 3/31/2006	Impella April 1, 2005- May 10, 2005	Pro forma Adjustments		Pro forma as adjusted
Revenues:
Product revenues	43,322	160			43,482
Funded research and development	348				348

Total Revenues:	43,670	160			43,830

Costs and expenses:
Cost of product revenues (excluding amortization)	11,685	606			12,291
Research and development	16,739	329			17,068
Selling, general and administrative	30,923	2,215			33,138
Acquired in-process research and development	13,306	—			13,306
Amortization of intangibles	1,308	—	113	(A)	1,421

	73,961	3,150	113		77,224

Loss from operations	(30,291)	(2,990)	(113)		(33,394)

Other income, net
Investment income	1,194	2			1,196
Foreign exchange gain (loss)	(116)	1			(115)
Other	120	6			126

	1,198	9	—		1,207
Loss before provision for income taxes	(29,093)	(2,981)	(113)		(32,187)
Provision for income taxes	356	—	—		356
Net loss	(29,449)	(2,981)	(113)		(32,543)

Basic and Diluted loss per share	$(1.15)				$(1.25)
Weighted average shares outstanding	25,649				25,959	(B)

(A)	The pro forma adjustment relates to amortization of intangible assets acquired as part of the acquisition. Total amortization for intangibles in the condensed combined statements of operations at March 31, 2006 including Impella from May 10, 2005 was $1,307,000. A pro forma adjustment of $113,000 was recorded to reflect the additional amortization expense related to intangible assets acquired as part of the acquisition for the period April 1, 2005 to May 10, 2005.
(B)	The pro forma basic and diluted net loss per common share are computed by dividing the net loss by the weighted average number of common shares outstanding. When a net loss is reported, basic and diluted loss per share results in the same value. The calculation of the basic and diluted weighted average number of common shares outstanding assumes that the 4,029,004 shares of our common stock issued in the acquisition of Impella occurred as of April 1, 2005. If the 4,029,004 shares were issued as of April 1, 2005 the weighted average shares for the year ended March 31, 2006 would have been 25,959.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table provides the various expenses payable by us in connection with the issuance and distribution of the shares being registered. All amounts shown are estimates except the SEC registration fee.

Securities and Exchange Commission registration fee	$11,403
NASDAQ Global Market listing fee	$45,000
Printing and engraving expenses	$10,000
Transfer agent fees	$10,000
Accounting fees and expenses	$15,000
Legal fees and expenses	$30,000
Miscellaneous	$25,000

Total	$146,403

Item 15.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, as amended, provides that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was our director, officer, employee or agent or is or was serving at our request as a director, officer, employee, agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that we similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in our favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

We have entered into indemnification agreements with each of our directors and certain of our officers and top management personnel and anticipate that we will enter into similar agreements with future directors and officers. Generally, these agreements attempt to provide the maximum protection permitted by Delaware law with respect to indemnification. The indemnification agreements provide that we will pay certain amounts incurred by our directors in connection with any civil or criminal action or proceeding, specifically including actions by or in our name (derivative suits) where the individual’s involvement is by reason of the fact that he is or was a director or officer. For directors, such amounts include, to the maximum extent permitted by law, attorney’s fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. Under the indemnification agreements, a director will not receive indemnification if the director is found not to have acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests. The indemnification agreements with our officers are slightly more restrictive. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law with respect to indemnification of directors and officers. Our by-laws provide similar indemnification for officers and directors.

The effect of these provisions would be to permit indemnification for liabilities arising under the Securities Act of 1933, as amended.

Section 102(b)(7) of the Delaware Corporation Law gives a Delaware corporation the power to adopt a charter provision eliminating or limiting the personal liability of our directors to us or our stockholders for breach of fiduciary duty as directors, provided that such provision may not eliminate or limit the liability of directors for (i) any breach of the director’s duty of loyalty to us or our stockholders, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any payment of a dividend or approval of a stock purchase that is illegal under Section 174 of the Delaware Corporation Law or (iv) any transaction from which the director derived an improper personal benefit. Article 10 of our restated certificate of incorporation eliminates the personal liability of our directors to us or our stockholders for monetary damages for breach of fiduciary duty to the full extent permitted by Delaware law.

Item 16.	Exhibits.

Exhibit No.	Description
4.1	Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to our registration statement on Form S-3, File No. 333-36657).

4.2	Amended and Restated By-Laws (incorporated herein by reference to Exhibit 3.2 of our annual report on Form 10-K for the year ended March 31, 2004).

4.3	Certificate of Designations of Series A Junior Participating Preferred Stock (incorporated herein by reference to Exhibit 3.3 to our registration statement on Form S-3, File No. 333-36657).

4.4	Amendment to our Restated Certificate of Incorporation to increase the authorized shares of Common Stock from 25,000,000 to 100,000,000 (incorporated herein by reference to our definitive proxy statement filed on July 13, 2000).

4.5	Specimen Certificate of Common Stock (incorporated herein by reference to our registration statement on Form S-1, Registration No. 33-14861).

4.6	Rights Agreement with our transfer agent, as Rights Agent dated as of August 13, 1997, including the Form of Rights Certificate attached as Exhibit A (incorporated herein by reference to Exhibit 4 of our current report on Form 8-K, filed August 25, 1997).

4.7	Registration Rights and Stock Restriction Agreement dated as of May 10, 2005 by and among ABIOMED, Inc., Accelerated Technologies, Inc. as the stockholders’ representative and the stockholders of Impella CardioSystems AG (incorporated herein by reference to Exhibit 10.1 of our current report on Form 8-K filed on May 16, 2005).

5.1	Opinion of Foley Hoag LLP.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Foley Hoag LLP (included in Exhibit 5.1).

24.1	Power of Attorney (contained on signature page).

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B (230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Danvers, Massachusetts, on October 2, 2006.

ABIOMED, INC.

By:	/s/ DANIEL J. SUTHERBY
Daniel J. Sutherby Chief Financial Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of ABIOMED, Inc., hereby severally constitute and appoint Michael R. Minogue and Daniel J. Sutherby, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MICHAEL R. MINOGUE Michael R. Minogue	Chief Executive Officer, President and Director (Principal Executive Officer)	October 2, 2006

/s/ DANIEL J. SUTHERBY Daniel J. Sutherby	Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer)	October 2, 2006

/s/ W. GERALD AUSTEN W. Gerald Austen	Director	October 2, 2006

/s/ RONALD W. DOLLENS Ronald W. Dollens	Director	October 2, 2006

/s/ DAVID GOTTLIEB David Gottlieb	Director	October 2, 2006

/s/ LOUIS E. LATAIF Louis E. Lataif	Director	October 2, 2006

Signature	Title	Date

/s/ DESMOND H. O’CONNELL, JR. Desmond H. O’Connell, Jr.	Director	October 2, 2006

/s/ DOROTHY E. PUHY Dorothy E. Puhy	Director	October 2, 2006

/s/ HENRI A. TERMEER Henri A. Termeer	Director	October 2, 2006

EXHIBIT INDEX

Exhibit No.	Description
4.1	Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to our registration statement on Form S-3, File No. 333-36657).

4.2	Amended and Restated By-Laws (incorporated herein by reference to Exhibit 3.2 of our annual report on Form 10-K for the year ended March 31, 2004).

4.3	Certificate of Designations of Series A Junior Participating Preferred Stock (incorporated herein by reference to Exhibit 3.3 to our registration statement on Form S-3, File No. 333-36657).

4.4	Amendment to our Restated Certificate of Incorporation to increase the authorized shares of Common Stock from 25,000,000 to 100,000,000 (incorporated herein by reference to our definitive proxy statement filed on July 13, 2000).

4.5	Specimen Certificate of Common Stock (incorporated herein by reference to our registration statement on Form S-1, Registration No. 33-14861).

4.6	Rights Agreement with our transfer agent, as Rights Agent dated as of August 13, 1997, including the Form of Rights Certificate attached as Exhibit A (incorporated herein by reference to Exhibit 4 of our current report on Form 8-K, filed August 25, 1997).

4.7	Registration Rights and Stock Restriction Agreement dated as of May 10, 2005 by and among ABIOMED, Inc., Accelerated Technologies, Inc. as the stockholders’ representative and the stockholders of Impella CardioSystems AG (incorporated herein by reference to Exhibit 10.1 of our current report on Form 8-K filed on May 16, 2005).

5.1	Opinion of Foley Hoag LLP.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Foley Hoag LLP (included in Exhibit 5.1).

24.1	Power of Attorney (contained on signature page).